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EIMO OYJ STOCK EXCHANGE RELEASE 24 NOV 2000 AT 2:00 PM1 (1)

NIILO OKSA APPOINTED HUMAN RESOURCES MANAGER AT EIMO OYJ

Niilo Oksa, M.Sc. (Political Science) has been appointed Human Resources Manager and member of the company Management Team at Eimo Oyj, effective 1 January 2001. Niilo Oksa has extensive experience in both domestic and foreign personnel administration. He has been responsible for personnel administration in, for example, several acquisitions and mergers. He is holding several positions of trust in employer and training organisations.

Niilo Oksa is transferring to Eimo from Fortum Oyj.

Eimo Oyj
Heikki Marttinen
President and CEO

Further information:

Heikki Marttinen, President and CEO             +358-3-85050
Sirkka Jantola, Corporate Communications        +358-50-570 0409


DISTRIBUTION:
HEX Helsinki Exchanges
Press